Exhibit 99.1

HIGHLIGHTS

“The market for refined oil is at present negatively impacted by the restricted crude supply not meeting demand, thereby drawing onshore stocks resulting in stock levels that are below five-year lows in several regions. This imbalance has led to historically low product tanker freight rates in the third quarter of 2021, resulting in an EBITDA of USD 30.4m and a loss before tax of USD -14.1m,” says Executive Director Jacob Meldgaard and adds: “In these challenging times, TORM continues a relentless focus on operational efficiency while maintaining a solid liquidity and capital structure.”

RESULT

In the third quarter of 2021, TORM achieved TCE rates of USD/day 12,854 (2020, same period: USD/day 16,762) and an EBITDA of USD 30.4m (2020, same period: USD 43.4m). The loss before tax amounted to USD -14.1m (2020, same period a profit of USD 1.0m), and loss per share (EPS) was USD -0.18 or DKK -1.14 (2020, same period earnings per share: USD 0.01 or DKK 0.05). Cash flow from operating activities was positive at USD 12.0m in the third quarter of 2021 (2020, same period: USD 52.5m), and Return on Invested Capital (RoIC) was -0.9% (2020, same period: 2.7%).

MARKET CONDITIONS

In the third quarter of 2021, the product tanker market was negatively influenced by lockdowns in Asia and Hurricane Ida related refinery outages in the US Gulf, which were only partly offset by increasing long haul flows to the Atlantic basin where product inventories have fallen to below five-year lows. This was aggravated by the weak crude tanker market, where crude supply is still lagging demand, and the market continues to rely on inventory draws. The unsustainable imbalance between supply and demand has resulted in historically low product tanker freight rates in the third quarter of 2021.

OPERATIONAL UPDATE

During the COVID-19 pandemic, TORM has fully maintained its operations. The One TORM platform has secured high safety performance during the third quarter, while keeping operating expenses at a competitive level. TORM is using every opportunity to get sea staff vaccinated. In various ports in the US and Europe, TORM has successfully conducted 67 vaccination drives for our vessels and has vaccinated more than 900 crew members. Further, TORM has shown the great value of the One TORM platform by successfully integrating the 11 vessels acquired earlier this year into the fleet, despite the very challenging times.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	1

HIGHLIGHTS

VESSEL TRANSACTIONS

During the third quarter of 2021, TORM took delivery of the remaining two of the eight 2007-2012 built MR product tanker vessels from Team Tankers Deep Sea Ltd. TORM also took delivery of TORM Kiara (previously named Nissos Heraclea), the last of three LR2 vessels acquired from Okeanis Eco Tankers Corp. All three vessels announced earlier this year.

Early in the third quarter TORM completed the sale and leaseback of the two LR2 vessels TORM Hellerup and TORM Herdis, with an existing Chinese financial institution at attractive terms.

After 30 September 2021, TORM obtained commitment from a new Chinese financial institution for the sale and operational leaseback of nine existing MR vessels built from 2010 to 2012. The transactions are expected to be completed during the fourth quarter of 2021 and the first quarter of 2022 with a liquidity contribution of USD 75.5m, and they underline TORM’s ability to obtain attractively priced and diversified operational lease financing.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	2

HIGHLIGHTS

LIQUIDITY

As of 30 September 2021, TORM’s available liquidity was USD 185.5m consisting of USD 109.9m in cash and cash equivalents, including restricted cash and USD 75.6m available sale and leaseback financing related to the financing of the two newbuildings expected to be delivered in the fourth quarter of 2021 and the first quarter of 2022. Cash and cash equivalents include USD 5.7 m in restricted cash, primarily related to collateral for financial instruments. As of 30 September 2021, net interest-bearing debt amounted to USD 938.2m, and TORM’s net loan-to-value (LTV) ratio was 53.6%.

VESSEL VALUES

Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,886.1m as of end September 2021. Compared to broker valuations as of 30 June 2021, the market value of the fleet decreased by USD 17.4m when adjusted for acquired and sold vessels in Q3 2021. The book value of TORM’s fleet was USD 1,953,2 as of 30 September 2021 excluding outstanding payments on the newbuildings and secondhand vessels. The outstanding installments include payment for scrubbers related to the two LR2 newbuildings.

NET ASSET VALUE

Based on broker valuations, TORM’s Net Asset Value (NAV) excluding charter commitments was estimated at USD 937.5m as of 30 September 2021 corresponding to a NAV/share of USD 11.6 (DKK 74.5). TORM’s book equity amounted to USD 1,050.0m as of 30 September 2021 corresponding to a book equity/share of USD 12.9 (DKK 83.1).

SCRUBBER UPDATE

As of 30 September 2021, TORM had installed 50 scrubbers out of 53 planned and the remaining 3 are expected to be installed during the remainder of 2021 and the first quarter of 2022, including two on the LR2 newbuildings.

COVERAGE

As of 30 September 2021, 27% of the remaining total earning days in 2021 were covered at an average rate of USD/day 13,880. As of 07 November 2021, the coverage for the fourth quarter of 2021 was 69% at USD/day 12,985. For the individual segments, the coverage was 69% at USD/day16,053 for LR2, 54% at USD/day 15,182 for LR1, 71% at USD/day 12,148 for MR and 72% at USD/day 10,208 for Handysize.

On behalf of TORM plc

Christopher H. Boehringer, Chairman of the Board of Directors
10 November 2021

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	3

SAFE HARBOR STATEMENTS AS TO THE FUTURE

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, the duration and severity of the COVID-19, including its impact on the demand for petroleum products and the seaborne transportation thereof, the operations of our customers and our business in general, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events including “trade wars,” or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	4

KEY FIGURES

			Q1-Q3	Q1-Q3
USDm	Q3 2021	Q3 2020	2021	2020	FY 2020

INCOME STATEMENT
Revenue	155.5	160.7	430.4	631.1	747.4
Time charter equivalent earnings (TCE) ¹⁾	91.6	109.9	271.8	442.5	519.5
Gross profit ¹⁾	42.7	62.8	133.2	309.1	341.1
EBITDA ¹⁾	30.4	43.4	94.0	263.9	271.9
Operating profit/(loss) (EBIT)	(3.7)	12.4	(2.9)	167.6	138.9
Financial items	(10.4)	(11.4)	(29.9)	(38.4)	(49.4)
Profit/(loss) before tax	(14.1)	1.0	(32.8)	129.2	89.5
Net profit/(loss) for the year/period	(14.7)	0.6	(33.9)	128.1	88.1
Net profit/(loss) ex. non-recurrent items¹⁾	(14.7)	9.2	(33.1)	145.0	122.1

BALANCE SHEET
Non-current assets	1,972.0	1,763.6	1,972.0	1,763.6	1,754.9
Total assets	2,235.3	2,047.3	2,235.3	2,047.3	1,998.6
Equity	1,050.0	1,051.6	1,050.0	1,051.6	1,017.5
Total liabilities	1,185.3	995.7	1,185.3	995.7	981.1
Invested capital ¹⁾	1,975.9	1,753.2	1,975.9	1,753.2	1,719.7
Net interest-bearing debt ¹⁾	938.2	713.1	938.2	713.1	713.1
Net Asset Value (NAV) (USDm) ²⁾	937.5	867.6	937.5	867.6	801.7
Cash and cash equivalents incl. restricted cash	109.9	156.5	109.9	156.5	135.6

¹⁾ For definition of the calculated key figures, please refer to the glossary on pages [25-29].

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	5

			Q1-Q3	Q1-Q3
	Q3 2021	Q3 2020	2021	2020	FY 2020

KEY FINANCIAL FIGURES ¹⁾
Gross margins:
EBITDA	19.5%	27.0%	21.8%	41.1%	36.4%
Operating profit/(loss)	(2.4)%	7.7%	(0.7)%	26.1%	18.6%
Return on Equity (RoE)	(5.7)%	0.2%	(4.4)%	16.6%	8.7%
Return on Invested Capital (RoIC)	(0.9)%	2.7%	(0.3)%	12.5%	7.8%
Adjusted RoIC	(0.9)%	3.1%	(0.2)%	12.9%	9.3%
Equity ratio ³⁾	47.0%	51.4%	47.0%	51.4%	50.9%
TCE per day (USD)	12,854	16,762	13,617	21,942	19,800
OPEX per day (USD)	6,467	6,740	6,586	6,280	6,398
Loan-to-value (LTV) ratio ³⁾	53.6%	48.8%	53.6%	48.8%	50.8%

SHARE-RELATED KEY FIGURES ¹⁾
Basic earnings/(loss) per share	(0.18)	0.01	(0.44)	1.72	1.19
Diluted earnings/(loss) per share	(0.19)	0.01	(0.43)	1.72	1.19
Dividend per share	—	—	—	0.85	0.85
Net Asset Value per share (NAV/share) ³⁾	11.6	11.7	11.6	11.7	10.8
Stock price in DKK, end of period ³⁾	49.3	43.0	49.3	43.0	45.0
Number of shares ex. treasury shares (mill.)³⁾	80.6	74.3	80.6	74.3	74.4
Number of shares (excluding treasury shares), weighted average (million)	80.3	74.3	77.2	74.4	74.3

²⁾ Based on broker valuations, excluding charter commitments.

³⁾ End of period

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	6

THE PRODUCT TANKER MARKET

The product tanker market remained generally weak in the third quarter of 2021, affected by lockdowns in Asia, hurricane season in the US, and a continuously weak crude tanker market.

Overall for the quarter, the markets in the West and East were balanced. The West outperformed the East at the start of the quarter, mirroring the progress in vaccination rates in the West which gave room to relaxation in mobility restrictions. Despite continuing lockdowns in the East, product tanker freight rates in the East surpassed the rates in the West from the middle of the quarter, reflecting the increasing migration of vessels from the East to the West, at the same time as exports from the US Gulf were negatively affected by refinery outages due to Hurricane Ida, and demand for East to West product flows increased tightening the supply situation in the Atlantic basin.

Hurricane Ida sent almost 3m b/d of US Gulf refinery capacity offline at its peak, with widespread flooding, power outages, and crude supply disruptions delaying the restart of refineries. This interrupted product flows onto the Colonial and Plantation pipeline systems which supply the USAC, aggravating the already low product stock situation in the Atlantic market and pulling in more barrels from East of the Suez. Similarly, refinery outages led to lower US Gulf product exports which fell to an average of 1.5-1.7m b/d in the first three weeks of September 2021, down from an August 2021 average of 2.2m b/d.

In the East, the outbreaks of the Delta variant amid generally low vaccination rates and the consequent lockdowns resulted in Southeast Asian clean product imports dropping 20% quarter-on-quarter (and year-on-year) to a multi-year low level. China’s exports averaged only half the levels seen in the first and second quarter of the year, influenced by the country’s attempt to consolidate its refining industry to curb emissions. Increasing power outages at the start of the fourth quarter of 2021 curbed refinery output at some refineries, further keeping a lid on any potential export increases.

A pull of clean products from the West pushed westward exports from the Middle East and India to the levels last seen in 2019, supporting the freight rates in the East.

The crude tanker market remained weak in the third quarter of 2021, keeping market cannibalization from newbuilt crude tankers at an elevated level. In spite of gradually returning OPEC barrels, OPEC crude oil exports in the third quarter of 2021 remained 1.8m b/d below the levels seen in the third quarter of 2019. Hurricane Ida related disruptions knocked off 0.3m b/d of US crude exports in September 2021, with third quarter 2021 exports averaging 2.4m b/d, the lowest quarterly level since the second quarter of 2019.

At the start of the fourth quarter of 2021, the product tanker market continued to be challenged by the supply tightness in the general oil market, leading to continuing stock draws. Nevertheless, the return of US Gulf refineries from Hurricane Ida outages and planned maintenance has led to a strong rebound in US product exports, supporting product tanker earnings in the West. Increasing vaccination rates especially in the West have continued to support demand for road transport fuels, even at a time when COVID-19 cases have been increasing in several countries. The surge in international gas prices may add some strength to oil demand through gas-to-oil substitution in the power sector in the coming months.

The global product tanker fleet (above 25,000 dwt) grew by 0.7% in the third quarter of 2021, as active vessel scrapping level kept fleet growth in check.

(source: TORM).

TORM’s product tanker fleet realized average TCE earnings of USD/day 12,854 (23% down year on year), during the quarter

●	LR2 fleet at USD/day 15,315 (36% down year on year)
●	LR1 fleet at USD/day 11,211 (46% down year on year)
●	MR fleet at USD/day 12,785 (15% down year on year)
●	Handysize fleet at USD/day 6,304 (17% down year on year)

Outlook

●	As of 30 September 2021, TORM had covered 27% of the remaining earning days in 2021 at USD/day 13,880
●	As of 07 November 2021, the coverage for the fourth quarter of 2021 was 69% at USD/day 12,985.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	7

●	As 5,484 earning days in 2021 are unfixed as of 30 September 2021, a change in freight rates of USD/day 1,000 will impact the full-year profit before tax by USD 5.5m

Coverage data and operational data per vessel type are shown in the tables on the following two pages.

	2021	2022	2023
Owned days
LR2	916	3,607	3,428
LR1	791	3,126	3,201
MR	4,634	18,336	18,075
Handysize	183	726	698
Total	6,524	25,795	25,403

Chartered-in and leaseback days at fixed rate
LR2	307	1,775	1,763
LR1	—	—	—
MR	732	2,903	2,899
Handysize	—	—	—
Total	1,039	4,678	4,662

Total physical days
LR2	1,223	5,382	5,191
LR1	791	3,126	3,201
MR	5,366	21,239	20,974
Handysize	183	726	698
Total	7,564	30,473	30,065

COVERED AND CHARTERED-IN DAYS IN TORM – DATA AS OF 30 SEPTEMBER 2021

Fair value of freight rate contracts that are mark-to-market in the income statement:

- Contracts not included above: USD 2.0m

- Contracts included above: USD –1.8m

	2021	2022	2023
Covered, %
LR2	31%	3%	0%
LR1	15%	0%	0%
MR	29%	3%	0%
Handysize	6%	0%	0%
Total	27%	2%	0%

Covered days
LR2	382	136	—
LR1	118	—	—
MR	1,568	550	—
Handysize	12	—	—
Total	2,080	686	—

Coverage rates, USD/day
LR2	18,727	16,774	—
LR1	10,758	—	—
MR	12,999	15,050	—
Handysize	5,398	—	—
Total	13,880	15,392	—

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	8

Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries.

EARNINGS DATA

						Change Q3	12-month
USDm	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021	20 - Q3 21	avg.

LR2 vessels
Available earning days	901	873	847	788	1,143	27%
Spot rates ¹⁾	21,495	18,510	10,221	11,716	13,217	(39)%	13,287
TCE per earning day ²⁾	23,854	19,632	16,455	14,303	15,315	(36)%	16,390
Operating days	984	920	900	931	1,148	17%
Operating expenses per operating day ³⁾	7,756	7,274	6,779	7,019	6,833	(12)%	6,969
LR1 vessels
Available earning days	811	826	805	813	760	(6)%
Spot rates ¹⁾	20,703	13,081	13,710	12,954	11,694	(44)%	13,071
TCE per earning day ²⁾	20,629	14,931	14,750	14,914	11,211	(46)%	14,002
Operating days	828	828	810	819	828	0%
Operating expenses per operating day ³⁾	6,530	6,752	7,527	6,329	6,271	(4)%	6,717
MR vessels
Available earning days	4,663	4,372	4,378	4,750	5,227	12%
Spot rates ¹⁾	15,259	11,082	11,838	14,009	12,578	(18)%	12,386
TCE per earning day ²⁾	15,077	11,243	12,935	14,566	12,785	(15)%	12,911
Operating days	4,987	4,715	4,663	4,997	5,407	8%
Operating expenses per operating day ³⁾	6,595	6,681	6,656	6,523	6,402	(3)%	6,559
Handy vessels
Available earning days	183	116	176	182	184	1%
Spot rates ¹⁾	7,193	9,051	7,382	14,916	6,283	(13)%	9,444
TCE per earning day ²⁾	7,628	8,257	7,362	15,062	6,304	(17)%	9,355
Operating days	184	184	180	182	184	0%
Operating expenses per operating day ³⁾	6,186	6,826	6,159	5,637	7,007	13%	6,411
Tanker segment
Available earning days	6,558	6,187	6,206	6,533	7,314	12%
Spot rates ¹⁾	16,220	11,717	11,889	13,760	12,350	(24)%	12,455
TCE per earning day ²⁾	16,762	12,863	13,493	14,591	12,854	(23)%	13,440
Operating days	6,983	6,647	6,553	6,929	7,567	8%
Operating expenses per operating day ³⁾	6,740	6,776	6,767	6,543	6,467	(4)%	6,631

¹⁾ Spot rates = Time Charter Equivalent Earnings for all charters with less than six months’ duration = Gross freight income less bunker, commissions and port expenses.

²⁾ TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.

³⁾ Operating expenses are related to owned vessels and vessels on bareboat charter-in.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	9

TORM FLEET DEVELOPMENT

TORM FLEET DEVELOPMENT

The table shows TORM’s operating fleet. In addition to 72 owned product tankers on the water, TORM had 11 vessels under sale and leaseback arrangements as of 30 September 2021.

TORM had two LR2 newbuildings on order with one vessel expected to be delivered in the fourth quarter of 2021 and another one in the first quarter of 2022.

Early in the third quarter of 2021, TORM took delivery of the two remaining MR vessels from Team Tankers Deep Sea, the last LR2 vessel from Okeanis Eco Tankers Corp (TORM Kiara) and completed the sale and leaseback of two LR2 vessels (TORM Hellerup and TORM Herdis).

After 30 September 2021, TORM obtained commitment from a new Chinese financial institution for the sale and operational leaseback of nine existing MR vessels built from 2010 to 2012. The transactions are expected to be completed during the fourth quarter of 2021 and the first quarter of 2022.

	Q1 2021	Changes	Q2 2021	Changes	Q3 2021	Changes	2021	Changes	2022
Owned vessels
LR2	10	2	12	(2)	10	—	10	—	10
LR1	9	—	9	—	9	—	9	—	9
MR	44	5	49	2	51	(6)	45	(3)	42
Handysize	2	—	2	—	2	—	2	—	2
Total	65	7	72	—	72	(6)	66	(3)	63

Chartered-in and leaseback vessels
LR2	—	—	—	3	3	1	4	1	5
LR1	—	—	—	—	—	—	—	—	—
MR	8	—	8	—	8	6	14	3	17
Handysize	—	—	—	—	—	—	—	—	—
Total	8	—	8	3	11	7	18	4	22

Total fleet	73	7	80	3	83	1	84	1	85

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	10

FINANCIAL REVIEW

INCOME STATEMENT

The gross profit for the nine months ended 30 September 2021 was USD 133.2m (2020, same period: USD 309.1m). The decrease compared to the same period in 2020 was due to lower freight rates. The average TCE rate for the nine months ended 30 September 2021 was USD/day 13,617 (2020, same period: USD/day 21,942). Available earning days were 20,053 (2020, same period: 20,029).

Administrative expenses for the nine months ended 30 September 2021 were USD 39.1m (2020, same period: USD 37.7m).

The result before interest, tax and depreciation (EBITDA) for the nine months ended 30 September 2021 was a profit of USD 94.0m (2020, same period: USD 263.9m).

Depreciation for the nine months ended 30 September 2021 was USD 96.1m (2020, same period: USD 91.5m).

The operating loss (EBIT) for the nine months ended 30 September 2021 was USD –2.9m (2020, same period: profit USD 167.6m). The decrease was mainly due to lower freight rates.

Financial expenses for the nine months ended 30 September 2021 were USD 30.6m (2020, same period: USD 39.7m). The decrease was primarily driven by lower interest compared to 2020 and the larger senior facilities refinancing combined with costs related to said refinancing

The result after tax for the nine months ended 30 September 2021 was USD –33.9m (2020, same period: USD 128.1m).

OTHER COMPREHENSIVE INCOME

Other comprehensive income for the nine months ended 30 September 2021 was USD 8.0m (2020, same period: USD –14.1m). The increase was primarily due to positive fair value adjustment of interest rate swaps.

Total comprehensive loss for the nine months ended 30 September 2021 was USD -25.9m (2020, same period: income of USD 114.0m). The development in total comprehensive income was primarily driven by a decrease in the net profit for the period.

ASSETS

As of 30 September 2021, total assets amounted to USD 2, 235.3m.

The carrying value of the fleet including prepayments was USD 1,953.2m as of 30 September 2021. The outstanding installments on the LR2 vessels under construction represented USD 78.3m as of 30 September 2021. Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1, 886.1m as of 30 September 2021.

DEBT

As of 30 September 2021, net interest-bearing debt amounted to USD 938.2m. As of 30 September 2021, TORM was in compliance with the financial covenants.

EQUITY

As of 30 September 2021, TORM’s equity was USD 1,050.0m. TORM held treasury shares equivalent to 0.6% of the Company’s share capital. TORM’s share capital was increased by USD 57.0m during the year (USD 55.0m was contributed in conjunction with the acquisition of eight Team Tanker vessels and USD 2.0m was related to exercise of Restricted Share Units)..

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	11

FINANCIAL REVIEW

LIQUIDITY

As of 30 September 2021, TORM’s available liquidity was USD 185.5m consisting of USD 109.9m in cash and cash equivalents, including restricted cash and USD 75.6m in undrawn sale and leaseback financing related to the financing of two LR2 newbuildings.

Cash and cash equivalents include USD 5.7m in restricted cash, primarily related to collateral for financial instruments. As of 30 September 2021, net interest-bearing debt amounted to USD 938.2m, and TORM’s net loan-to-value (NLTV) ratio was 53.6%.

As of 30 September 2021 TORM had CAPEX commitments of USD 78.3m related to two LR2 vessels under construction and related scrubbers.

In addition, TORM has expected CAPEX of USD 1.3m for scrubber retrofit installations.

CASH FLOW

Cash flow from operating activities for the nine months ended 30 September 2021 amounted to USD 35.2 m (2020, same period: USD 215.7m). The decrease was primarily due to a decrease in cash flows from primary activities.

Cash flow from investing activities for the nine months ended 30 September 2021 was USD -221.9m (2020, same period: USD –83.2.m). The change was primarily driven by an increase in cash flow from investments in vessels and partly offset by cash inflow from changes in restricted cash.

Cash flow from financing activities for the nine months ended 30 September 2021 was USD 201.4m (2020, same period: USD –61.6m), primarily driven by draw down in connection with vessel deliveries. In 2020, the development was primarily driven by a dividend payout.

Net cash flow from operating, investing and financing activities for the nine months ended 30 September 2021 was USD 14.7m (2020, same period: USD 70.9m). The decrease was driven by the decrease in cash inflow from operating activities and investing activities and partly offset by an increase in net cash flow from financing activities.

RELATED PARTY TRANSACTIONS

During the nine months ended 30 September 2021, TORM’s transactions with its joint venture producing scrubbers for the TORM fleet covered CAPEX of USD 1.2m in total. The joint venture will continue to assist TORM in installing scrubbers.

RISKS AND UNCERTAINTIES

There are a number of key risks and uncertainties which could have a material impact on the Group’s performance over the remaining three months of 2021. Risks and uncertainties, along with the mitigation measures put in place to reduce risks, remain unchanged from those published in the Annual Report 2020 and are summarized below:

●	Tanker freight rates – The risk of sustained low tanker freight rates or of TORM not being able to predict and act on the development of these. Furthermore, TORM is active in the cyclical product tanker industry where earnings may also be affected by seasonality and geopolitical events. The outbreak of the COVID-19 and the oil demand, supply and price development underpin the risk
●	Bunker price – The risk of unexpected bunker price increases not covered by corresponding freight rate increases
●	Timing of sale and purchase of vessels – The risk of TORM not selling and purchasing vessels timely relative to market developments and business requirements

For further information and a detailed description of the most significant risks, please refer to Note 20 of the Annual Report 2020.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	12

DIVIDENDS

In line with the Company’s Distribution Policy to semi-annually distribute 25 to 50% of net income following the half-year and full-year results, no dividends have been recommended by the Board of Directors for the nine months ended 30 September 2021.

RESPONSIBILITY STATEMENT

We confirm that to the best of our knowledge:

●	The condensed consolidated set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted in the UK and as issued by the International Accounting Standards Board (“IASB”)
●	The interim management report includes a fair review of the important events during the first nine months of the financial year and a description of the principal risks and uncertainties for the remaining three months of the year
●	The interim management report includes a fair review of the material related party transactions that have taken place in the period and material changes to those described in the last annual report

By order of the Board of Directors

Jacob Meldgaard

Executive Director

10 November 2021

DISCLAIMER

The interim report has been prepared solely to provide additional information to shareholders to assess the Group’s strategies and the potential for those strategies to succeed. The interim report should not be relied on by any other party or for any other purpose.

The interim report contains certain forward-looking statements. These statements are made by the Directors in good faith based on the information available to them up to the time of their approval of this report. Such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking statements.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	13

CONDENSED CONSOLIDATED INCOME STATEMENT

USDm	Note	Q3 2021	Q3 2020	Q1-Q3 2021	Q1-Q3 2020	FY 2020
Revenue		155.5	160.7	430.4	631.1	747.4
Port expenses, bunkers and commissions		(63.9)	(50.8)	(158.6)	(188.6)	(227.9)
Operating expenses	1	(48.9)	(47.1)	(138.6)	(133.4)	(178.4)
Profit from sale of vessels		—	0.8	—	1.0	1.1
Administrative expenses	1, 2	(12.3)	(11.7)	(39.1)	(37.7)	(50.8)
Other operating income and expenses		0.1	(8.4)	—	(8.3)	(19.3)
Share of profit/(loss) from joint ventures		(0.1)	(0.1)	(0.1)	(0.2)	(0.2)
Impairment losses and reversal of impairment on tangible assets	2	—	(1.5)	(0.8)	(4.8)	(11.1)
Depreciation	2	(34.1)	(29.5)	(96.1)	(91.5)	(121.9)

Operating profit/(loss) (EBIT)		(3.7)	12.4	(2.9)	167.6	138.9

Financial income		0.5	0.1	0.7	1.3	0.5
Financial expenses		(10.9)	(11.5)	(30.6)	(39.7)	(49.9)

Profit/(loss) before tax		(14.1)	1.0	(32.8)	129.2	89.5

Tax		(0.6)	(0.4)	(1.1)	(1.1)	(1.4)

Net profit/(loss) for the period		(14.7)	0.6	(33.9)	128.1	88.1

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)		(0.18)	0.01	(0.44)	1.72	1.19
Diluted earnings/(loss) per share (USD)		(0.19)	0.01	(0.43)	1.72	1.19

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	14

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

USDm	Q3 2021	Q3 2020	Q1-Q3 2021	Q1-Q3 2020	FY 2020

Net profit/(loss) for the year	(14.7)	0.6	(33.9)	128.1	88.1

Other comprehensive income/(loss):

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	—	0.1	(0.2)	—	0.0
Fair value adjustment on hedging instruments	(1.5)	1.3	2.7	(18.6)	(2.1)
Fair value adjustment on hedging instruments transferred to income statement	2.8	1.8	5.5	4.5	(6.9)

Items that may not be reclassified to profit or loss:
Remeasurements of net pension and other post-retirement benefit liability or asset	—	—	—	—	0.1
Other comprehensive income/(loss) after tax ¹⁾	1.3	3.2	8.0	(14.1)	(8.8)

Total comprehensive income/(loss) for the year	(13.4)	3.8	(25.9)	114.0	79.3

¹⁾ No income tax was incurred relating to other comprehensive income/(loss) items.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	15

CONDENSED CONSOLIDATED BALANCE SHEET

USDm	Note	30 September 2021	30 September 2020	31 December 2020
ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Land and buildings		4.9	7.4	7.1
Vessels and capitalized dry-docking	2	1,930.4	1,733.6	1,722.5
Prepayments on vessels	3	22.8	10.1	12.0
Other plant and operating equipment		7.1	6.1	6.8
Total tangible fixed assets		1,965.2	1,757.2	1,748.4

Financial assets
Investments in joint ventures		1.6	1.5	1.6
Loan receivables		4.6	4.6	4.6
Deferred tax asset		0.6	0.3	0.3
Total financial assets		6.8	6.4	6.5

Total non-current assets		1,972.0	1,763.6	1,754.9

CURRENT ASSETS
Bunkers		43.7	23.1	22.5
Freight receivables		69.0	78.5	58.6
Other receivables		36.6	12.8	24.8
Prepayments		4.1	3.8	2.2
Cash and cash equivalents incl. restricted cash		109.9	156.5	135.6
Current assets, excluding assets held-for-sale		263.3	274.7	243.7

Assets held-for-sale		—	9.0	—

Total current assets		263.3	283.7	243.7

TOTAL ASSETS		2,235.3	2,047.3	1,998.6

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	16

USDm	Note	30 September 2021	30 September 2020	31 December 2020
EQUITY AND LIABILITIES
EQUITY
Common shares		0.8	0.7	0.7
Share premium		158.9	101.9	102.0
Treasury shares		(4.2)	(4.2)	(4.2)
Hedging reserves		(12.5)	(25.9)	(20.7)
Translation reserves		0.2	0.3	0.4
Retained profit		906.8	978.8	939.3
Total equity		1,050.0	1,051.6	1,017.5

LIABILITIES
NON-CURRENT LIABILITIES
Non-current tax liability related to held over gains		45.2	44.9	44.9
Borrowings	4	862.8	752.8	739.6
Total non-current liabilities		908.0	797.7	784.5

CURRENT LIABILITIES
Borrowings	4	177.6	109.9	102.9
Trade payables		29.9	17.0	14.4
Current tax liabilities		1.8	1.7	1.4
Other liabilities		49.7	61.4	59.6
Provisions	5	18.3	8.0	18.3
Total current liabilities		277.3	198.0	196.6

Total liabilities		1,185.3	995.7	981.1

TOTAL EQUITY AND LIABILITIES		2,235.3	2,047.3	1,998.6

Contingent liabilities	6
Contractual obligations and rights	7
Post balance sheet date events	8
Related party transactions	9
Accounting policies	10

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	17

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

1 JANUARY-30 SEPTEMBER

					Translation
USDm	Common shares	Share premium	Treasury shares	Hedging reserves	reserves	Retained profit	Total

Equity as of 1 January 2021	0.7	102.0	(4.2)	(20.7)	0.4	939.3	1,017.5

Comprehensive income/loss for the period
Net profit/(loss) for the period	—	—	—	—	—	(33.9)	(33.9)
Other comprehensive income/(loss) for the period	—	—	—	8.2	(0.2)	—	8.0
Total comprehensive income/(loss) for the period	—	—	—	8.2	(0.2)	(33.9)	(25.9)

Capital increase	0.1	56.9	—	—	—	—	57.0
Transaction costs capital increase	—	—	—	—	—	(0.3)	(0.3)
Share-based compensation	—	—	—	—	—	1.7	1.7
Total changes in equity for the period	0.1	56.9	—	8.2	(0.2)	(32.5)	32.5

Equity as of 30 September 2021	0.8	158.9	(4.2)	(12.5)	0.2	906.8	1,050.0

					Translation
USDm	Common shares	Share premium	Treasury shares	Hedging reserves	reserves	Retained profit	Total

Equity as of 1 January 2020	0.7	101.3	(2.9)	(11.8)	0.3	920.0	1,007.6

Comprehensive income/(loss) for the period:
Net profit/(loss) for the period	—	—	—	—	—	128.1	128.1
Other comprehensive income/(loss) for the period	—	—	—	(14.1)	—	—	(14.1)
Total comprehensive income/(loss) for the period	—	—	—	(14.1)	—	128.1	114.0

Capital increase	—	0.6	—	—	—	—	0.6
Share-based compensation	—	—	—	—	—	1.3	1.3
Dividend	—	—	—	—	—	(70.6)	(70.6)
Acquisition treasury shares, cost	—	—	(1.3)	—	—	—	(1.3)
Total changes in equity for the period	—	0.6	(1.3)	(14.1)	—	58.8	44.0

Equity as of 30 September 2020	0.7	101.9	(4.2)	(25.9)	0.3	978.8	1,051.6

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	18

CONDENSED CONSOLIDATED CASHFLOW STATEMENT

USDm	Q1-Q3 2021	Q1-Q3 2020	FY 2020
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the year	(33.9)	128.1	88.1

Reversals:
Profit from sale of vessels	—	(1.0)	(1.1)
Depreciation	96.1	91.5	121.9
Impairment losses and reversal of impairment losses on tangible assets	0.8	4.8	11.1
Share of profit/(loss) from joint ventures	0.1	0.2	0.2
Financial income	(0.7)	(1.3)	(0.5)
Financial expenses	30.6	39.7	49.9
Tax expenses	1.1	1.1	1.4
Other non-cash movements	2.3	0.8	1.1

Dividends received from joint ventures	0.3	0.3	0.3
Interest received and realized exchange gains	0.2	0.4	0.6
Interest paid and realized exchange losses	(32.1)	(42.3)	(52.9)
Income taxes paid	(0.3)	(0.2)	(0.2)
Change in bunkers, receivables and payables, etc.	(29.3)	(6.4)	15.9

Net cash flow from operating activities	35.2	215.7	235.8

USDm	Q1-Q3 2021	Q1-Q3 2020	FY 2020
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	(272.3)	(135.3)	(173.1)
Sale of tangible fixed assets	10.0	65.3	83.7
Change in restricted cash	40.4	(13.2)	(30.4)

Net cash flow from investing activities	(221.9)	(83.2)	(119.8)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds, borrowings	338.7	584.0	734.3
Repayment, borrowings	(139.0)	(574.3)	(746.5)
Dividend paid	—	(70.6)	(70.6)
Capital increase	2.0	0.6	0.8
Transaction costs share issue	(0.3)	—	—
Purchase/disposal of treasury shares	—	(1.3)	(1.3)

Net cash flow from financing activities	201.4	(61.6)	(83.3)

Net cash flow from operating, investing and financing activities	14.7	70.9	32.7

Cash and cash equivalents beginning balance	89.5	56.8	56.8
Cash and cash equivalents ending balance	104.2	127.7	89.5
Restricted cash equivalents ending balance	5.7	28.8	46.1
Cash and cash equivalents including restricted cash ending balance	109.9	156.5	135.6

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	19

NOTES

NOTE 1 – STAFF COSTS

USDm	Q3 2021	Q3 2020	Q1‑Q3 2021	Q1‑Q3 2020	FY 2020

Included in operating expenses	2.4	2.1	7.2	6.3	9.2
Included in administrative expenses	10.2	9.5	32.6	30.6	41.5
Total staff costs	12.6	11.6	39.8	36.9	50.7

NOTE 2 – VESSELS AND CAPITALIZED DRY-DOCKING

Included in the carrying amount for “Vessels and capitalized dry-docking” are capitalized dry-docking costs in the amount of USD 71.3m (30 September 2020: USD 63.6m, 31 December 2020: USD 66.1m).

The depreciation for the nine months ended 30 September 2021 related to “Other plant and operating equipment” of USD 1.9m (30 September 2020: USD 0.6m, 31 December 2020: USD 1.2m) and “Land and buildings” of USD 1.5m (30 September 2020: USD 1.8m, 31 December 2020: USD 2.3m) is related to the “Administrative expenses”.

Impairment assessment

For determination of the vessel values, TORM has carried out an impairment indicator assessment of the most significant assumptions used in the fair value and value in use calculations for the Annual Report 2020 (please refer to Note 8 in the Annual Report 2020). Based on this, TORM has assessed that no impairment indicators are noted, as there were no significant changes in the assumptions to either the fair value or the value in use, and therefore TORM does not find any need to reassess the recoverable amount as of 30 September 2021.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	20

NOTE 2 – continued

Assets sold during the year

During the nine months of 2021, TORM sold one vessel, which was delivered to the new owner in May 2021. The sale resulted in an impairment loss of USD 0.8m recognized in the income statement.

USDm	30 September 2021	30 September 2020	31 December 2020

Cost:
Balance as of beginning of period	2,160.1	2,064.2	2,064.2
Additions	283.4	68.4	102.5
Disposals	(20.1)	(14.5)	(29.8)
Transferred from prepayments	27.5	148.1	148.1
Transferred to assets held-for-sale	(17.2)	(108.3)	(124.9)
Balance	2,433.7	2,157.9	2,160.1

Depreciation:
Balance as of beginning of period	406.2	360.6	360.6
Disposals	(20.1)	(14.5)	(29.8)
Depreciation for the period	92.7	89.1	118.4
Transferred to assets held-for-sale	(6.5)	(36.4)	(43.0)
Balance	472.3	398.8	406.2

Impairment:
Balance as of beginning of period	31.4	28.8	28.8
Impairment losses on tangible fixed assets	0.8	4.8	11.1
Transferred to assets held-for-sale	(1.2)	(8.1)	(8.5)
Balance	31.0	25.5	31.4

Carrying amount	1,930.4	1,733.6	1,722.5

NOTE 3 – PREPAYMENTS ON VESSELS

USDm	30 September 2021	30 September 2020	31 December 2020

Balance as of beginning of period	12.0	95.0	95.0
Additions	38.3	63.2	65.1
Transferred to vessels	(27.5)	(148.1)	(148.1)
Carrying amount	22.8	10.1	12.0

NOTE 4 – BORROWINGS

USDm	30 September 2021	30 September 2020	31 December 2020

Mortgage debt and bank loans to be repaid as follows:
Falling due within one year	177.7	109.7	101.8
Falling due between one and two years	132.9	139.5	101.9
Falling due between two and three years	143.8	104.3	102.1
Falling due between three and four years	143.2	111.3	114.4
Falling due between four and five years	210.4	110.6	106.9
Falling due after five years	238.4	290.7	315.3
Total	1,046.4	866.1	842.4

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	21

NOTE 4 – continued

The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of USD 12.3m (30 September 2020: USD 11.5m, 31 December 2020: USD 10.9m) and debt regarding Land and buildings & Other plant and operating equipment USD 6.3m (30 September 2020: USD 8.1m, 31 December 2020: USD 8.3m)

As of 30 September 2021, TORM was in compliance with the financial covenants. TORM expects to remain in compliance with the financial covenants in the remaining period of 2021.

NOTE 5 – PROVISIONS

In 2020 the Group was involved in two cargo claims, both relating to one customer having issued indemnities to TORM for safe discharge of cargoes, and not being able to honor those indemnity obligations. Both cases involved irregular activities by the customer in relation to the handling of bills of lading. Legal action has been initiated by the Group in the UK and in India against the customer and a number of individual owners and management representatives. The Group has recognized provisions in the total amount of USD 18.3m relating to the two claims. The proceedings are ongoing and therefore the provisions recognized are subject to uncertainty related to both timing and amount.

NOTE 6 – CONTINGENT LIABILITIES

The Group is involved in certain legal proceedings and disputes. It is Management’s opinion that the outcome of these proceedings and disputes will not have any material impact on the Group’s financial position, results of operations and cash flows.

NOTE 7 – CONTRACTUAL OBLIGATIONS AND RIGHTS

As of 30 September 2021, TORM has contractual obligations regarding investment commitments including newbuilding and secondhand commitments of USD 78.3m (30 September 2020: USD 85.9m, 31 December 2020: USD 100.6m).

NOTE 8 – POST BALANCE SHEET DATE EVENTS

In October 2021, TORM obtained commitment from a new Chinese financial institution for the sale and operational leaseback of nine existing MR vessels built from 2010 to 2012. The transaction is expected to be completed during the fourth quarter of 2021 and the first quarter of 2022 with a liquidity contribution of USD 75.5m and they underline TORM’s ability to obtain attractively priced and diversified operational lease financing.

NOTE 9 – RELATED PARTY TRANSACTIONS

During the nine months ended 30 September 2021, TORM’s transactions with its joint venture producing scrubbers for the TORM fleet covered CAPEX of USD 1.2m in total. The joint venture will continue to assist TORM in installing scrubbers.

NOTE 10 – ACCOUNTING POLICIES

General information

The information for the year ended 31 December 2020 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditor’s report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	22

NOTE 10 – continued

Significant accounting policies

As a result of the UK’s withdrawal from the European Union on 31 December 2020, the financial statements of the Group for year ending 31 December 2021 will be prepared under UK-adopted International Accounting Standards. Accordingly, the interim report for the period 1 January-30 September 2021 is presented in accordance with IAS 34 “Interim Financial Reporting” as adopted in the UK and as issued by the IASB. Except where stated otherwise, the interim report has been prepared using the same accounting policies and methods of computation as the Annual Report 2020. New standards effective for annual periods beginning 1 January 2021 have not had any material effect on the interim report. The accounting policies are described in more detail in the Annual Report 2020. The interim report for the period 01 January-30 September 2021 is not audited or reviewed, in line with normal practice.

For critical estimates and judgements, please refer to the Annual report 2020, page 120.

Going concern

The Group monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and loan commitments, and to monitor compliance with the financial covenants within its loan facilities. As of 30 September 2021, TORM’s available liquidity including undrawn and committed facilities was USD 185.5m, including a total cash position of USD 109.9m (including restricted cash of USD 5.7m ).TORM’s net interest-bearing debt was USD 938.2m, and the net debt loan-to-value ratio was 53.6%. TORM performs sensitivity calculations to reflect different scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required. The principal risks and uncertainties facing the Group are set out on page [12]. Currently, extra attention is given to the timing of the restoration of the global oil demand related to implications of COVID-19 on TORM’s operations. The expected effects have been addressed in the sensitivity analysis.

The Board of Directors has considered the Group’s cash flow forecasts and the expected compliance with the Company’s financial covenants for a period of not less than 12 months from the date of approval of this interim report. Based on this review, the Board of Directors has a reasonable expectation that, taking into account reasonably possible changes in trading performance and vessel valuations, the Group will be able to continue in operational existence and comply with its financial covenants for a period of not less than 12 months from the date of approval of this interim report. Accordingly, the Group continues to adopt the going concern basis in preparing its financial statements.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	23

CONDENSED CONSOLIDATED INCOME STATEMENT PER QUARTER

USDm	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020
Revenue	155.5	150.8	124.1	116.3	160.7
Port expenses, bunkers and commissions	(63.9)	(47.3)	(47.4)	(39.3)	(50.8)
Operating expenses	(48.9)	(45.4)	(44.3)	(45.0)	(47.1)
Profit from sale of vessels	—	—	—	0.1	0.8
Administrative expenses	(12.3)	(13.2)	(13.6)	(13.1)	(11.7)
Other operating income and expenses	0.1	(0.1)	—	(11.0)	(8.4)
Share of profit/(loss) from joint ventures	(0.1)	(0.1)	0.1	—	(0.1)
Impairment losses and reversal of impairment on tangible assets	—	(0.8)	—	(6.3)	(1.5)
Depreciation	(34.1)	(31.5)	(30.5)	(30.4)	(29.5)

Operating profit/(loss) (EBIT)	(3.7)	12.4	(11.6)	(28.7)	12.4

Financial income	0.5	(0.1)	0.3	(0.8)	0.1
Financial expenses	(10.9)	(9.9)	(9.8)	(10.2)	(11.5)

Profit/(loss) before tax	(14.1)	2.4	(21.1)	(39.7)	1.0

Tax	(0.6)	(0.3)	(0.2)	(0.3)	(0.4)

Net profit/(loss) for the period	(14.7)	2.1	(21.3)	(40.0)	0.6

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)	(0.18)	0.03	(0.29)	(0.54)	0.01
Diluted earnings/(loss) per share (USD)	(0.19)	0.03	(0.28)	(0.54)	0.01

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	24

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the year	(14.7)	2.1	(21.3)	(40.0)	0.6

Reversals:
Profit from sale of vessels	—	—	—	(0.1)	(0.8)
Depreciation	34.1	31.5	30.5	30.4	29.5
Impairment losses and reversal of impairment losses on tangible assets	—	0.8	—	6.3	1.5
Share of profit/(loss) from joint ventures	0.1	0.1	(0.1)	—	0.1
Financial income	(0.5)	0.1	(0.3)	0.8	(0.1)
Financial expenses	10.9	9.9	9.8	10.2	11.5
Tax expenses	0.6	0.3	0.2	0.3	0.4
Other non-cash movements	2.9	(7.6)	7.0	0.4	(0.3)

Dividends received from joint ventures	—	—	0.3	—	—
Interest received and realized exchange gains	—	0.1	0.1	0.1	0.1
Interest paid and realized exchange losses	(12.2)	(9.9)	(10.0)	(10.6)	(11.4)
Income taxes paid	(0.2)	0.1	(0.2)	—	—
Change in bunkers, receivables and payables, etc.	(9.0)	(14.1)	(6.2)	22.4	21.4

Net cash flow from operating activities	12.0	13.4	9.8	20.2	52.5

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	25

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	(61.8)	(169.5)	(41.0)	(37.8)	(18.9)
Sale of tangible fixed assets	—	10.0	—	18.4	46.3
Change in restricted cash	1.5	29.8	9.1	(17.2)	(8.6)

Net cash flow from investing activities	(60.3)	(129.7)	(31.9)	(36.6)	18.8

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds, borrowings	128.1	172.2	38.4	150.3	35.0
Repayment, borrowings	(80.8)	(31.2)	(27.0)	(172.2)	(76.5)
Dividend paid	—	—	—	—	(63.2)
Capital increase	1.0	0.2	0.8	0.2	—
Transaction costs capital increase	—	(0.3)	—	—	—

Net cash flow from financing activities	48.3	140.9	12.2	(21.7)	(104.7)

Net cash flow from operating, investing and financing activities	—	24.6	(9.9)	(38.1)	(33.4)

Cash and cash equivalents, beginning balance	104.2	79.6	89.5	127.7	161.1
Cash and cash equivalents, ending balance	104.2	104.2	79.6	89.5	127.7
Restricted cash, ending balance	5.7	7.1	36.9	46.1	28.8
Cash and cash equivalents including restricted cash, ending balance	109.9	111.3	116.5	135.6	156.5

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	26

GLOSSARY

KEY FINANCIAL FIGURES

TCE %	=	TCE Revenue

TCE per day	=	TCE Available earning days

Gross profit %	=	Gross profit Revenue

EBITDA %	=	EBITDA Revenue

Operating profit/(loss) %	=	Operating profit/(loss) (EBIT) Revenue

Return on Equity (RoE) %	=	Net profit/(loss) for the year Average equity

Return on Invested Capital (RoiC) %	=	Operating profit/(loss) less tax Average invested capital

Equity ratio	=	Equity Total assets

Earnings per share, EPS	=	Net profit/(loss) for the year Average number of shares

Diluted earnings/(loss) per share, EPS (USD)	=	Net profit/(loss) for the year Average number of shares less average number of treasury shares

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	27

GLOSSARY

ALTERNATIVE PERFORMANCE MEASURES

Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report and therefore we refer to the principles for these on pages 166-170 in the TORM plc Annual Report 2020. See www.torm.com/investors.

Net profit/(loss) for the year excluding non-recurrent items: Net profit excluding impairment is net profit less impairment and reversals of impairment generated from impairment testing during the year (Please refer to Note 2). The Company reports Net profit excluding impairment because we believe it provides additional meaningful information to investors regarding the operational performance excluding fluctuations in the valuation of fixed assets.

USDm	Q3 2021	Q3 2020	Q1-Q3 2021	Q1-Q3 2020	FY 2020
Reconciliation to net profit/(loss) for the year
Net profit/(loss) for the year	(14.7)	0.6	(33.9)	128.1	88.1
Profit from sale of vessels	—	(0.8)	—	(1.0)	(1.1)
Impairment losses and reversals on tangible assets	—	1.5	0.8	4.8	11.1
Expense of capitalized bank fees at refinancing	—	—	—	2.0	2.8
Termination of finance leases	—	(0.1)	—	2.9	2.7
Provisions	—	8.0	—	8.2	18.5
Net profit/(loss) for the year ex.non-recurrent items	(14.7)	9.2	(33.1)	145.0	122.1

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions incl. freight and bunker derivatives. The Company reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from Revenue to TCE earnings:

			Q1-Q3	Q1-Q3
USDm	Q3 2021	Q3 2020	2021	2020	FY 2020
Reconciliation to revenue
Revenue	155.5	160.7	430.4	631.1	747.4
Port expenses, bunkers and commissions	(63.9)	(50.8)	(158.6)	(188.6)	(227.9)
TCE earnings	91.6	109.9	271.8	442.5	519.5

Gross profit: TORM defines Gross profit, a performance measure, as revenues less port expenses, bunkers and commissions, charter hire and operating expenses. The Company reports Gross profit because we believe it provides additional meaningful information to investors, as Gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

			Q1-Q3	Q1-Q3
USDm	Q3 2021	Q3 2020	2021	2020	FY 2020
Reconciliation to revenue
Revenue	155.5	160.7	430.4	631.1	747.4
Port expenses, bunkers and commissions	(63.9)	(50.8)	(158.6)	(188.6)	(227.9)
Operating expenses	(48.9)	(47.1)	(138.6)	(133.4)	(178.4)
Gross profit	42.7	62.8	133.2	309.1	341.1

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	28

GLOSSARY

ALTERNATIVE PERFORMANCE MEASURES – continued

EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes. The computation of EBITDA refers to financial income and expenses which the Company deems to be equivalent to “interest” for purposes of presenting EBITDA. Financial expenses consist of interest on bank loans and leasing liabilities, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.

EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM’s operating performance as well as compliance with the financial covenants and restrictions contained in the Company’s financing agreements. TORM believes that EBITDA assists Management and investors in evaluating TORM’s operating performance by increasing comparability of the Company’s performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure, which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investor in selecting between investment alternatives.

EBITDA excludes some, but not all, items that affect profit/(loss), and these items may vary among other companies and may therefore not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented:

			Q1-Q3	Q1-Q3
USDm	Q3 2021	Q3 2020	2021	2020	FY 2020
Reconciliation to net profit/(loss)
Net profit/(loss) for the year	(14.7)	0.6	(33.9)	128.1	88.1
Tax	0.6	0.4	1.1	1.1	1.4
Financial expenses	10.9	11.5	30.6	39.7	49.9
Financial income	(0.5)	(0.1)	(0.7)	(1.3)	(0.5)
Depreciation	34.1	29.5	96.1	91.5	121.9
Impairment losses and reversal of impairment on tangible assets	—	1.5	0.8	4.8	11.1
EBITDA	30.4	43.4	94.0	263.9	271.9

Return on Invested Capital (RoIC): TORM defines RoIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined below.

RoIC expresses the returns generated on capital invested in the Group. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. RoIC is calculated as follows:

			Q1-Q3	Q1-Q3
USDm	Q3 2021	Q3 2020	2021	2020	FY 2020
Operating profit/(loss) (EBIT)	(3.7)	12.4	(2.9)	167.6	138.9
Tax	(0.6)	(0.4)	(1.1)	(1.1)	(1.4)
EBIT less Tax	(4.3)	12.0	(4.0)	166.5	137.5

EBIT less Tax - Full year equivalent	(17.2)	48.0	(5.3)	222.0	137.5

Invested capital, opening balance	1,925.5	1,829.1	1,719.4	1,786.0	1,786.0
Invested capital, ending balance	1,975.9	1,753.2	1,975.9	1,753.2	1,719.4
Average invested capital	1,950.7	1,791.2	1,847.7	1,769.6	1,752.7

Return on Invested Capital (RoIC)	(0.9)%	2.7%	(0.3)%	12.5%	7.8%

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	29

GLOSSARY

ALTERNATIVE PERFORMANCE MEASURES – continued

Adjusted Return on Invested Capital (Adjusted RoIC): TORM defines Adjusted RoIC as earnings before interest and tax (EBIT) less tax and impairment losses and reversals, divided by the average invested capital less average impairment for the period. Invested capital is defined below.

The Adjusted RoIC expresses the returns generated on capital invested in the Group adjusted for impacts related to the impairment of the fleet. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. Adjusted RoIC is calculated as follows:

			Q1-Q3	Q1-Q3
USDm	Q3 2021	Q3 2020	2021	2020	FY 2020
EBIT less Tax - Full year equivalent	(17.2)	48.0	(5.3)	222.0	137.5
Profit from sale of vessels	—	(0.8)	—	(1.0)	(1.1)
Impairment losses and reversals on tangible assets	—	1.5	0.8	4.8	11.1
Provisions	—	8.0	—	8.2	18.5
EBIT less tax and impairment	17.2	56.7	(4.5)	234.0	166.0

Average invested capital¹⁾	1,950.7	1,791.2	1,847.7	1,769.6	1,752.7
Average impairment ²⁾	42.4	37.4	42.6	38.6	41.5
Average invested capital less average impairment	1,993.1	1,828.6	1,890.3	1,808.2	1,794.2

Adjusted RoIC	(0.9)%	3.1%	(0.2)%	12.9%	9.3%

¹⁾ Average invested capital is calculated as the average of the opening and closing balance of invested capital.

²⁾ Average impairment is calculated as the average of the opening and closing balances of impairment charges on vessels and goodwill in the balance sheet.

Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, bunkers, accounts receivables, assets held for sale (when applicable), deferred tax liability, trade payables, current tax liabilities and deferred income. Invested capital measures the net investment used to achieve our operating profit. The Company believes that invested capital is a relevant measure that Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

	30 September	30 September	31 December
USDm	2021	2020	2020
Tangible and intangible fixed assets	1,965.2	1,757.2	1,748.4
Investments in joint ventures	1.6	1.5	1.6
Deferred tax asset	0.6	0.3	0.3
Bunkers	43.7	23.1	22.5
Accounts receivables ¹⁾	109.7	95.1	85.6
Assets held-for-sale	—	9.0	—
Non-current tax liability related to held over gains	(45.2)	(44.9)	(44.9)
Trade payables ²⁾	(79.6)	(78.4)	(74.1)
Provisions	(18.3)	(8.0)	(18.3)
Current tax liabilities	(1.8)	(1.7)	(1.4)
Invested capital	1,975.9	1,753.2	1,719.7

¹⁾ Accounts receivables includes Freight receivables, Other receivables and Prepayments.

²⁾ Trade payables includes Trade payables and Other liabilities.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	30

GLOSSARY

ALTERNATIVE PERFORMANCE MEASURES – continued

Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), lease liabilities less cash equivalents and interest-bearing loan receivables. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure, which Management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

	30 September	30 September	31 December
USDm	2021	2020	2020
Borrowings	1,052.7	874.2	853.3
Loan receivables	(4.6)	(4.6)	(4.6)
Cash and cash equivalents, including restricted cash	(109.9)	(156.5)	(135.6)
Net interest-bearing debt	938.2	713.1	713.1

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure that Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

	30 September	30 September	31 December
USDm	2021	2020	2020
Net Asset Value per share
Total vessel values including newbuildings (broker values)	1,886.1	1,620.9	1,585.3
Committed CAPEX on newbuildings	(78.3)	(85.9)	(100.6)
Land and buildings	4.9	7.4	7.1
Other plant and operating equipment	7.1	6.1	6.8
Investments in joint ventures	1.6	1.5	1.6
Loan receivables	4.6	4.6	4.6
Deferred tax asset	0.6	0.3	0.3
Bunkers	43.7	23.1	22.5
Freight receivables	69.0	78.5	58.6
Other receivables	36.6	13.1	24.9
Prepayments	4.1	3.8	2.2
Cash position	109.9	156.5	135.6
Borrowings ¹⁾	(1,052.7)	(874.2)	(853.3)
Trade payables	(29.9)	(17.0)	(14.4)
Current tax liabilities	(1.8)	(1.7)	(1.4)
Other liabilities	(49.7)	(61.4)	(59.8)
Provisions	(18.3)	(8.0)	(18.3)
Total Net Asset Value (NAV)	937.5	867.6	801.7
Total number of shares, end of period excluding treasury shares (million)	80.6	74.3	74.4

Total Net Asset Value per share (NAV/share)	11.6	11.7	10.8

¹⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	31

GLOSSARY

ALTERNATIVE PERFORMANCE MEASURES – continued

Net Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as Vessel values divided by net borrowings of the vessels.

LTV describes the net debt ratio of the vessels and is used by TORM to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

	30 September	30 September	31 December
USDm	2021	2020	2020

Vessel values including newbuildings (broker values)	1,886.1	1,620.9	1,585.3
Total (value)	1,886.1	1,620.9	1,585.3

Borrowings ¹⁾	1,052.7	874.2	853.3
- Hereof debt regarding Land and buildings & Other plant and operating equipment	(6.3)	(8.1)	(8.3)
Committed CAPEX on newbuildings	78.3	85.9	100.6
Loan receivable	(4.6)	(4.6)	(4.6)
Cash and cash equivalents, including restricted cash	(109.9)	(156.5)	(135.6)
Total (loan)	1,010.2	790.9	805.4

Net Loan-to-value (LTV) ratio	53.6%	48.8%	50.8%

¹⁾ Borrowings include long-term and short-term borrowings, excluding lease liabilities related to right-of-use assets, as well as capitalized loan costs.

Liquidity: TORM defines liquidity as available cash, comprising cash and cash equivalents, including restricted cash, as well as undrawn and committed credit facilities.

TORM finds the APM important as the liquidity expresses TORM’s financial position, ability to meet current liabilities and cash buffer. Furthermore, it expresses TORM’s ability to act and invest when possibilities occur.

USDm	Q3 2021	Q3 2020	FY 2020
Cash and cash equivalents, including restricted cash	109.9	156.5	135.6
Undrawn credit facilities and committed facilities incl. sale & leaseback financing transactions	75.6	132.2	132.2
Liquidity	185.5	288.7	267.8

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2021	32